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The Board of Directors and Shareholders of
SM&A Corporation

We consent to incorporation by reference in the Registration Statement No. 333-50887 on Form S-8 of SM&A Corporation (formerly known as Steven Myers & Associates, Inc.) of our report dated January 25, 1999, except for notes 5 and 13 which are dated as of March 12, 1999, relating to the consolidated balance sheets of SM&A Corporation and subsidiaries as of December 31, 1998, and 1997, and the related consolidated statements of income, shareholders' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 1998, and related schedule, which report appears in the December 31, 1998, annual report on Form 10-K of SM&A Corporation.

KPMG LLP

/s/ KPMG LLP


Orange County, CA
March 30, 1999